CONFORMED COPY

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                            (Amendment No. 1)

                          Stifel Financial Corp.
                             (Name of Issuer)

                  Common Stock, par value $.15 per share
                       (Title of Class of Securities)

                                860630 10 2
                              (CUSIP Number)

                              Mr. Del Mintz
                             22732 Rye Road
                       Shaker Heights, Ohio  44122
                             (216) 283-0001
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             June 25, 1996
         (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file for reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2 has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on Following Pages)

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Del Mintz
            ###-##-####

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) ( )

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            PF

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.

                      7    SOLE VOTING POWER

                           559,200

        NUMBER OF
                      8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY
                           -0-
        OWNED BY
                      9    SOLE DISPOSITIVE POWER
          EACH
        REPORTING
                           559,200
         PERSON

          WITH       10    SHARED DISPOSITIVE POWER

                           -0-

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            559,200

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5%

       14   TYPE OF REPORTING PERSON*
            IN

          The Schedule 13D filed on June 19, 1996 is hereby amended as follows:

          Item 3 is hereby amended to read as follows:

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDER-
          ATION.

               The 559,200 shares of Common Stock, par value $.15 per share, of the Issuer, to which this Statement re-lates, were acquired by Mr. Mintz for $4,041,301. The shares of Common Stock were acquired for cash utilizing Mr. Mintz's personal funds.

          Item 5 is hereby amended to read as follows:

          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

               (a-b) As of the date of this Statement, Mr. Mintz beneficially owns 559,200 shares of the Common Stock. Based on the 4,475,897 shares of Common Stock reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1996, Mr. Mintz beneficially owns approximately 12.5% of the outstanding shares of Common Stock. Mr. Mintz has the sole power to vote and dispose of 559,200 shares of the Common Stock.

               (c) Within the past 60 days, Mr. Mintz has effected the following purchases of the Common Stock in open market transactions:

          PURCHASE
          DATE      SHARES    PRICE        TOTAL

          4/08/96   600       $6.375     $3,878.25
          4/09/96   1000      $6.375     $6,428.25
          4/10/96   100       $6.375       $640.75
          4/11/96   4200      $6.375    $26,904.25
          4/12/96   300       $6.375     $1,965.75
          4/15/96   2200      $6.375    $14,118.25
          4/16/96   5800      $6.375    $37,203.25
          4/17/96   1600      $6.375    $10,278.25
          4/18/96   600       $6.375     $3,878.25
          4/19/96   1800      $6.375    $11,553.25
          4/26/96   700       $6.375     $4,525.75
          4/29/96   9500      $6.375    $60,890.75
          4/30/96   500       $6.375     $3,240.75
          5/02/96   1500      $6.50      $9,803.25
          5/16/96   2500      $7.125    $17,915.75
          5/24/96   2800      $7.477    $21,040.81
          5/28/96   5500      $8.00     $44,178.25
          5/28/96   500       $7.50      $3,803.25
          5/29/96   10000     $8.00     $80,350.00
          5/29/96   4500      $8.00     $36,178.25
          5/31/96   10000     $8.00     $80,350.00
          5/31/96   9900      $8.00     $79,553.25
          5/31/96   100       $8.00        $803.25
          6/04/96   30065     $7.993   $241,121.81
          6/07/96   45000     $7.750   $350,103.25
          6/25/96   82200     $7.75    $637,050.00
          6/26/96   210000    $7.50  $1,575,000.00

               (d-e)  Not applicable.


          SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:   June 27, 1996

                                        By /s/ Del Mintz
                                           _____________
                                        Name:  Del Mintz